JEFFERSON NATIONAL LIFE INSURANCE COMPANY
                                       9920 Corporate Campus Drive #1000
[JEFFERSON NATIONAL GRAPHIC OMITTED]   Louisville, Kentucky 40223
                                       T: 502-587-7626  F: 502-587-7628





April 29, 2005

VIA EDGAR TRANSMISSION
----------------------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

               Re: Jefferson National Life Insurance Company
                   Jefferson National Life Annuity Account G (the "Registrant") Withdrawal of submission
                   FILE NUMBERS 333-00373 AND 811-07501
                   ------------------------------------
                   CIK # 0001005336
                   Accession Number # 0000930413-05-000906

Dear Sir/Madam:

On February 11, 2005 the above referenced registration statement filing on Form N-4 was forwarded via Edgar. Based on conversations we have had with the Securities and Exchange Commission we have decided to withdraw this product. Therefore, pursuant to Rule 477 under the Securities Act of 1933, under Form type AW we are requesting withdrawal of the previously accepted filing (accession number 0000930413-05-000906).

Please contact me with any questions or comments you may have concerning this request. I may be reached at the above address or by phone at (502) 587-3843. Thank you.

Sincerely,

Jefferson National Life Insurance Company



/s/ Craig A. Hawley
Craig A. Hawley
General Counsel and Secretary


Cc:      Curtis A. Young, Senior Counsel
         Office of Insurance Products